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                                                                   Exhibit 99(a)
                                                              Form 10-K for 1999
                                                              File No. 333-74847

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
The CIT Group, Inc.

We have examined management's assertion that AT&T Capital Corporation (the "Company") maintained effective controls over servicing leases and loans subject to the Transfer and Servicing Agreement dated as of August 1, 1999 for the Newcourt Equipment Trust Securities 1999-1 (the "Servicing Agreement") for the period from August 1, 1999 through December 31, 1999. This assertion is included in the accompanying report by management titled "Report of Management on the Effectiveness of AT&T Capital Corporation's Controls Over the Servicing of Leases and Loans." Management is responsible for its controls over its lease and loan servicing. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the controls over AT&T Capital Corporation's lease and loan servicing, testing and evaluating the design and operating effectiveness of those controls, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any control, errors or fraud may occur and not be detected. Also, projections of any evaluation of the controls over the lease and loan servicing to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the controls may deteriorate.

Our examination disclosed the following material noncompliance with the control criteria set forth in Exhibit I applicable to AT&T Capital Corporation for the period from August 1, 1999 through December 31, 1999. The Company has determined that control procedure II (g) related to the resolution of unidentified cash and procedure IV (g) related to application of liquidation proceeds described in
Exhibit I, were not operating effectively in 1999 and may have resulted in an overstatement of delinquent amounts and net liquidations during the period from August 1, 1999 through December 31, 1999.

In our opinion, management's assertion that AT&T Capital Corporation, except for controls II (g) and IV (g) noted in Exhibit I to their report, maintained effective controls over lease and loan servicing as required under the Servicing Agreement for the period from August 1, 1999 through December 31, 1999, is fairly stated in all material respects, based upon the stated criteria set forth in Exhibit I "AT&T Capital Corporation Stated Lease/Loan Servicing Control Criteria" of management's report.




S/KPMG LLP


SHORT HILLS, NEW JERSEY
April 13, 2000